IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

NORTH VALLEY GI MEDICAL GROUP, et al.,	: : :	
Plaintiffs,	: :	Case No. 1:15-cv-03268-JKB
v.	: : :	
PRUDENTIAL INVESTMENTS LLC,	: :	
Defendant.	: :	

DEFENDANT'S ANSWER AND AFFIRMATIVE DEFENSES

Pursuant to Federal Rule of Civil Procedure 12(a)(4), Defendant Prudential Investments

LLC ("PI" or "Defendant"), by and through its undersigned counsel, responds to Plaintiffs'

Complaint as follows:

To the extent that the headings used in the Complaint are intended to make averments of

fact or characterizations of persons or events, they are denied.

1.   PI admits that Plaintiffs purport to bring claims against Defendant pursuant to

Section 36(b) of the Investment Company Act of 1940 ("ICA"), but denies the remaining

allegations contained in Paragraph 1.

2.   PI admits that it is the investment adviser to the Prudential Jennison Growth Fund

(the "Growth Fund"), Prudential Jennison Mid Cap Growth Fund, Inc. (the "Mid-Cap Growth

Fund"), Prudential Global Real Estate Fund (the "Global Real Estate Fund"), Prudential Jennison

Equity Income Fund (the "Equity Income Fund"), Prudential Short-Term Corporate Bond Fund

(the "Short-Term Bond Fund"), and Prudential Jennison Natural Resources Fund (the "Natural

Resources Fund") (collectively, the "Funds"). PI states that (i) PI provides certain services to the

Funds pursuant to the Investment Management Agreements (the "IMAs") between PI and the Funds; (ii) PI receives a fee from the Funds pursuant to the IMAs for, among other things, providing services to the Funds; and (iii) the IMAs are subject to annual review, evaluation and approval by each Fund's Board of Trustees/Directors.   PI denies the remaining allegations contained in Paragraph 2.

3.   PI admits that (i) Jennison Associates LLC ("Jennison") serves as subadviser to the Growth Fund, the Mid-Cap Growth Fund, the Equity Income Fund, and the Natural Resources Fund; (ii) PGIM Fixed Income, a unit of PGIM, Inc. ("PGIM"), which was formerly known as Prudential Investment Management Inc., serves as subadviser to the Short-Term Corporate Bond Fund; and (iii) PGIM Real Estate ("PGIM RE"), which is a business unit of PGIM and was formerly known as Prudential Real Estate Investors, serves as subadviser to the Global Real Estate Fund.   PI further admits that PI retains a portion of the total advisory fee paid by each of the Funds.   PI states that the information referenced in Paragraph 3 regarding the investment advisory fees paid by the Funds is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.   PI denies the remaining allegations in Paragraph 3.

4.   Denied.

5.   PI states that the information referenced in Paragraph 5 regarding the amount of assets under management ("AUM") for each Fund and the investment advisory fees paid by the Funds is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations contained in Paragraph 5.

6.   To the extent the allegations contained in Paragraph 6 state legal conclusions, no answer is required. PI denies the remaining allegations in Paragraph 6.

7.   The allegations contained in Paragraph 7 state legal conclusions to which no answer is required.

8.   The allegations contained in Paragraph 8 state legal conclusions to which no answer is required.

9.   The allegations contained in Paragraph 9 state legal conclusions to which no answer is required. PI admits that it maintains offices and/or transacts business in this judicial district.

10.   PI is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 10 and therefore denies those allegations.

11.   PI is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 11 and therefore denies those allegations.

12.   PI is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 12 and therefore denies those allegations.

13.   PI is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 13 and therefore denies those allegations.

14.   PI is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in Paragraph 14 and therefore denies those allegations.

15.   Admitted.

16.   Admitted.

17.   PI states that the Global Real Estate Fund is organized as a series within Prudential Investment Portfolios 12. PI otherwise admits the allegations contained in Paragraph 17.

18.   Admitted.

19.   Admitted.

20.   Admitted.

21.   PI admits that it is a private limited liability company organized under New York law, and that it manages open-end mutual funds following a variety of investment strategies. PI further admits that it is a subsidiary of PGIM, Inc., which was formerly known as Prudential Investment Management, Inc. PI denies the remaining allegations contained in Paragraph 21.

22.   To the extent the allegations contained in Paragraph 22 state legal conclusions, no answer is required. PI states that it is without knowledge or information sufficient to form a belief as to the truth of the allegations concerning the mutual fund industry as a whole contained in Paragraph 22 and therefore denies those allegations. PI further states that the remaining information referenced in Paragraph 22 is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.

23.   PI admits that (i) the Funds do not have employees or facilities of their own; (ii) the Funds' operations are conducted pursuant to contracts between external service providers and the Funds, where applicable; and (iii) each Fund is overseen by a Board of Trustees/Directors, which is responsible for, among other things, reviewing, evaluating, and approving the agreements between the Funds and the Funds' service providers on an annual basis pursuant to Section 15(c) of the ICA. PI states that it is without knowledge or information sufficient to form

a belief as to the truth of the allegations concerning the mutual fund industry as a whole contained in Paragraph 23 and therefore deny those allegations. PI denies the remaining allegations contained in Paragraph 23.

24.   PI admits that it serves as investment adviser for the Funds. PI states that the referenced Form ADV is a document that speaks for itself and therefore denies any characterizations inconsistent with its terms. PI further states that the remaining information referenced in Paragraph 24 is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations contained in Paragraph 24.

25.   PI admits that it serves as investment adviser to each of the Funds pursuant to an IMA between PI and each of the Funds, each of which is reviewed, evaluated, and approved on an annual basis by each Fund's Board of Trustees/Directors pursuant to the ICA. PI states that the remaining information referenced in Paragraph 25 is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.

26.   PI states that services performed by PI for each Fund are outlined in the IMA between PI and each Fund, and those documents speak for themselves. PI denies the remaining allegations contained in Paragraph 26.

27.   PI states that services performed by PI for each Fund are outlined in the IMAs between PI and each Fund, and those documents speak for themselves. PI denies the remaining allegations contained in Paragraph 27.

28.   PI states that information relating to the fees paid by the Funds is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.

29.   PI states that the information referenced in Paragraph 29 relating to the fees paid by the Growth Fund is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.

30.   PI states that the information referenced in Paragraph 30 relating to the fees paid by the Mid-Cap Growth Fund is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.

31.   PI states that the information referenced in Paragraph 31 relating to the fees paid by the Global Real Estate Fund is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.

32.   PI states that the information referenced in Paragraph 32 relating to the fees paid by the Equity Income Fund is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.

33.   PI states that the information referenced in Paragraph 33 relating to the fees paid by the Short-Term Bond Fund is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.

34.   PI states that the information referenced in Paragraph 34 relating to the fees paid by the Natural Resources Fund is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.

35.   PI admits that (i) Jennison serves as subadviser to the Growth Fund, the Mid-Cap Growth Fund, the Equity Income Fund, and the Natural Resources Fund; (ii) PGIM Fixed Income, a unit of PGIM, which was formerly known as Prudential Investment Management Inc., serves as subadviser to the Short-Term Corporate Bond Fund; and (iii) PGIM RE, which is a business unit of PGIM and was formerly known as Prudential Real Estate Investors, serves as subadviser to the Global Real Estate Fund. PI states that services performed by Jennison, PGIM Fixed Income, and PGIM RE are outlined in the Subadvisory Agreements between each respective subadviser and the Funds it subadvises, and those documents speak for themselves. PI denies the remaining allegations contained in Paragraph 35.

36.   Paragraph 36 contains no allegations and thus no answer is required.

37.   PI states that services performed by PI for each Fund are outlined in the IMAs between PI and each Fund, that services performed by each subadviser for the Funds it subadvises are outlined in the Subadvisory Agreements between the subadvisers and the Funds, and that those documents speak for themselves. PI denies the remaining allegations contained in Paragraph 37.

38.   PI states that the information referenced in Paragraph 38 relating to the fees paid by the Growth Fund and/or to its subadviser is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI

therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations contained in Paragraph 38.

39.   PI states that the information referenced in Paragraph 39 relating to the fees paid by the Mid-Cap Growth Fund and/or to its subadviser is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations contained in Paragraph 39.

40.   PI states that the information referenced in Paragraph 40 relating to the fees paid by the Global Real Estate Fund and/or to its subadviser is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations contained in Paragraph 40.

41.   PI states that the information referenced in Paragraph 41 relating to the fees paid by the Equity Income Fund and/or to its subadviser is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations contained in Paragraph 41.

42.   PI states that the information referenced in Paragraph 42 relating to the fees paid by the Short-Term Bond Fund and/or to its subadviser is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations contained in Paragraph 42.

43.   PI states that the information referenced in Paragraph 43 relating to the fees paid by the Natural Resources Fund and/or to its subadviser is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations contained in Paragraph 43.

44.   PI admits that the subadvisers are affiliates of PI. PI states that the Subadvisory Agreements between each respective subadviser and the Funds it subadvises speak for themselves. PI denies the remaining allegations contained in Paragraph 44.

45.   PI states that expenses borne by PI and each Fund are outlined in the IMAs between PI and each Fund, and those documents speak for themselves. PI denies the remaining allegations contained in Paragraph 45.

46.   PI states that the information referenced in Paragraph 46 relating to the fees paid by the Funds is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations contained in Paragraph 46.

47.   PI states that the information referenced in Paragraph 47 regarding the composition of the Funds' Boards is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI further states that expenses borne by PI are outlined in the IMA between PI and each Fund, and those documents speak for themselves. PI denies the remaining allegations in Paragraph 47.

48.   PI states that the information referenced in Paragraph 48 regarding the composition of the Funds' Boards is contained in publicly-available documents, including

documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.   PI denies the remaining allegations in Paragraph 48.

49.   Denied.

50.   PI admits that the Funds share office space with PI. PI denies the remaining allegations contained in Paragraph 50.

51.   PI states that services performed by PI for each Fund are outlined in the IMAs between PI and each Fund, that services performed by each subadviser for the Funds it subadvises are outlined in the Subadvisory Agreements between the subadvisers and the Funds, and that those documents speak for themselves. PI denies the remaining allegations contained in Paragraph 51.

52.   Denied.

53.   Denied.

54.   To the extent the allegations contained in Paragraph 54 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 54.

55.   PI states that the information referenced in Paragraph 55 regarding the investment advisory fees paid by the Funds is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms.   PI denies the remaining allegations in Paragraph 55.

56.   PI states that the information referenced in Paragraph 56 regarding the investment advisory fees paid by the Funds and the Funds' AUM is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves;

PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 56.

 57. Denied.

 58. Denied.

 59. Denied.

 60. Denied.

 61. PI states that the information referenced in Paragraph 61 relating to the fees paid by the Growth Fund and the Growth Fund's AUM is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 61.

 62. PI states that the information referenced in Paragraph 62 relating to the fees paid by the Growth Fund and the Growth Fund's AUM is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 62.

 63. PI states that the information referenced in Paragraph 63 relating to the fees paid by the Mid-Cap Growth Fund and the Mid-Cap Growth Fund's AUM is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 63.

 64. PI states that the information referenced in Paragraph 64 relating to the fees paid by the Mid-Cap Growth Fund and the Mid-Cap Growth Fund's AUM is contained in publicly-

available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 64.

65.   PI states that the information referenced in Paragraph 65 relating to the fees paid by the Global Real Estate Fund and the Global Real Estate Fund's AUM is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 65.

66.   PI states that the information referenced in Paragraph 66 relating to the fees paid by the Global Real Estate Fund and the Global Real Estate Fund's AUM is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 66.

67.   PI states that the information referenced in Paragraph 67 relating to the fees paid by the Equity Income Fund and the Equity Income Fund's AUM is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 67.

68.   PI states that the information referenced in Paragraph 68 relating to the fees paid by the Short-Term Bond Fund and the Short-Term Bond Fund's AUM is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 68.

69.   PI states that the information referenced in Paragraph 69 relating to the fees paid by the Short-Term Bond Fund is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 69.

70.   PI states that the information referenced in Paragraph 70 relating to the fees paid by the Natural Resources Fund and the Natural Resources Fund's AUM is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 70.

71.   PI states that the information referenced in Paragraph 71 relating to the fees paid by the Natural Resources Fund and the Natural Resources Fund's AUM is contained in publicly-available documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations in Paragraph 71.

72.   To the extent the allegations contained in Paragraph 72 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 72.

73.   PI admits that the Funds' Boards meet periodically throughout the year to discuss and consider matters concerning the Funds and to oversee the Funds' activities, and are responsible for, among other things, reviewing, evaluating and approving the agreements between the Funds and external service providers, including the IMAs between the Funds and PI, on an annual basis. PI further states that the information referenced in Paragraph 73 regarding the composition and responsibilities of the Funds' Boards is contained in publicly-available

documents, including documents filed with the SEC, the contents of which speak for themselves; PI therefore denies any characterizations inconsistent with those terms. PI denies the remaining allegations contained in Paragraph 73.

74.   Denied.

75.   Denied.

76.   Denied.

77.   Denied.

78.   To the extent the allegations contained in Paragraph 78 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 78.

79.   PI repeats its answers to each allegation set forth above, as if fully set forth herein.

80.   PI admits that Plaintiffs purport to assert Count I on behalf of and for the benefit of the Growth Fund. PI denies that Plaintiffs are entitled to any form of relief.

81.   Admitted.

82.   To the extent the allegations contained in Paragraph 82 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 82.

83.   To the extent the allegations contained in Paragraph 83 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 83.

84.   To the extent the allegations contained in Paragraph 84 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 84.

85.   PI admits that Plaintiffs purport to bring a claim on behalf of and for the benefit of the Growth Fund and seek to recover actual damages pursuant to Section 36(b)(3). PI denies any liability under Section 36(b)(3) and states that Plaintiffs are not entitled to any form of relief.

86.   PI admits that Plaintiffs alternatively seek rescission of the IMA between PI and the Growth Fund and restitution of all purportedly excessive investment advisory fees paid by the Growth Fund pursuant to the Growth Fund IMA under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b). PI denies any liability under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), and states that Plaintiffs are not entitled to any form of relief.

87.   PI repeats its answers to each allegation set forth above, as if fully set forth herein.

88.   PI admits that Plaintiffs purport to assert Count II on behalf of and for the benefit of the Mid-Cap Growth Fund. PI denies that Plaintiffs are entitled to any form of relief.

89.   Admitted.

90.   To the extent the allegations contained in Paragraph 90 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 90.

91.   To the extent the allegations contained in Paragraph 91 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 91.

92.   To the extent the allegations contained in Paragraph 92 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 92.

93.   PI admits that Plaintiffs purport to bring a claim on behalf of and for the benefit of the Mid-Cap Growth Fund and seek to recover actual damages pursuant to Section 36(b)(3). PI denies any liability under Section 36(b)(3) and states that Plaintiffs are not entitled to any form of relief.

94.   PI admits that Plaintiffs alternatively seek rescission of the IMA between PI and the Mid-Cap Growth Fund and restitution of all purportedly excessive investment advisory fees paid by the Mid-Cap Growth Fund pursuant to the Mid-Cap Growth Fund IMA under Section

47(b) of the ICA, 15 U.S.C. § 80a-46(b). PI denies any liability under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), and states that Plaintiffs are not entitled to any form of relief.

95.   PI repeats its answers to each allegation set forth above, as if fully set forth herein.

96.   PI admits that Plaintiffs purport to assert Count III on behalf of and for the benefit of the Global Real Estate Fund. PI denies that Plaintiffs are entitled to any form of relief.

97.   Admitted.

98.   To the extent the allegations contained in Paragraph 98 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 98.

99.   To the extent the allegations contained in Paragraph 99 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 99.

100.   To the extent the allegations contained in Paragraph 100 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 100.

101.   PI admits that Plaintiffs purport to bring a claim on behalf of and for the benefit of the Global Real Estate Fund and seek to recover actual damages pursuant to Section 36(b)(3). PI denies any liability under Section 36(b)(3) and states that Plaintiffs are not entitled to any form of relief.

102.   PI admits that Plaintiffs alternatively seek rescission of the IMA between PI and the Global Real Estate Fund and restitution of all purportedly excessive investment advisory fees paid by the Global Real Estate Fund pursuant to the Global Real Estate Fund IMA under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b). PI denies any liability under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), and states that Plaintiffs are not entitled to any form of relief.

103.   PI repeats its answers to each allegation set forth above, as if fully set forth herein.

104.   PI admits that Plaintiffs purport to assert Count IV on behalf of and for the benefit of the Equity Income Fund. PI denies that Plaintiffs are entitled to any form of relief

105.   Admitted.

106.   To the extent the allegations contained in Paragraph 106 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 106.

107.   To the extent the allegations contained in Paragraph 107 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 107.

108.   To the extent the allegations contained in Paragraph 108 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 108.

109.   PI admits that Plaintiffs purport to bring a claim on behalf of and for the benefit of the Equity Income Fund and seek to recover actual damages pursuant to Section 36(b)(3). PI denies any liability under Section 36(b)(3) and states that Plaintiffs are not entitled to any form of relief.

110.   PI admits that Plaintiffs alternatively seek rescission of the IMA between PI and the Equity Income Fund and restitution of all purportedly excessive investment advisory fees paid by the Equity Income Fund pursuant to the Equity Income Fund IMA under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b). PI denies any liability under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), and states that Plaintiffs are not entitled to any form of relief.

111.   PI repeats its answers to each allegation set forth above, as if fully set forth herein.

112.   PI admits that Plaintiffs purport to assert Count V on behalf of and for the benefit of the Short-Term Bond Fund. PI denies that Plaintiffs are entitled to any form of relief.

113.   Admitted.

114.   To the extent the allegations contained in Paragraph 114 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 114.

115.   To the extent the allegations contained in Paragraph 115 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 115.

116.   To the extent the allegations contained in Paragraph 116 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 116.

117.   PI admits that Plaintiffs purport to bring a claim on behalf of and for the benefit of the Short-Term Bond Fund and seek to recover actual damages pursuant to Section 36(b)(3). PI denies any liability under Section 36(b)(3) and states that Plaintiffs are not entitled to any form of relief.

118.   PI admits that Plaintiffs alternatively seek rescission of the IMA between PI and the Short-Term Bond Fund and restitution of all purportedly excessive investment advisory fees paid by the Short-Term Bond Fund pursuant to the Short-Term Bond Fund IMA under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b). PI denies any liability under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), and states that Plaintiffs are not entitled to any form of relief

119.   PI repeats its answers to each allegation set forth above, as if fully set forth herein.

120.   PI admits that Plaintiffs purport to assert Count VI on behalf of and for the benefit of the Natural Resources Fund. PI denies that Plaintiffs are entitled to any form of relief

121.   Admitted.

122.   To the extent the allegations contained in Paragraph 122 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 122.

123.   To the extent the allegations contained in Paragraph 123 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 123.

124.   To the extent the allegations contained in Paragraph 124 state legal conclusions, no answer is required. PI denies the remaining allegations contained in Paragraph 124.

125.   PI admits that Plaintiffs purport to bring a claim on behalf of and for the benefit of the Natural Resources Fund and seek to recover actual damages pursuant to Section 36(b)(3). PI denies any liability under Section 36(b)(3) and states that Plaintiffs are not entitled to any form of relief.

126.   PI admits that Plaintiffs alternatively seek rescission of the IMA between PI and the Natural Resources Fund and restitution of all purportedly excessive investment advisory fees paid by the Natural Resources Fund pursuant to the Natural Resources Fund IMA under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b). PI denies any liability under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), and states that Plaintiffs are not entitled to any form of relief

WHEREFORE, PI denies all liability, states that Plaintiffs are entitled to no form of relief, and hereby demand judgment dismissing the Complaint in its entirety and awarding to PI its costs and expenses, including attorneys' fees and such other relief as the Court deems just and proper.

DEFENSES

PI hereby gives notice that it intends to rely upon the following affirmative and other defenses, and such other and further defenses as may become available or apparent during pretrial proceedings in this case. PI hereby reserve all rights to assert such defenses.

First Defense
(Failure to State a Claim)

The Complaint fails to state a claim upon which relief can be granted against PI.

Second Defense
(Lack of Standing)

To the extent Plaintiffs purport to assert a claim on behalf of any share classes of any of the Funds other than the class(es) in which they hold and have continuously held throughout the duration of the litigation, Plaintiffs lack standing to assert such a claim.

Third Defense
(Limitation on Time for Recovery)

Plaintiffs' claims are barred in whole or in part by the statutory limitation on damages set forth in Section 36(b) of the ICA.

Fourth Defense
(No Rescission)

Plaintiffs may not obtain rescission under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), because rescission is not available as a remedy for purported violations of Section 36(b). Furthermore, Section 47(b) provides that a contract violative of the ICA is "unenforceable by either party", and Plaintiffs, as nonparties to the IMAs, have no standing to pursue a request for relief of rescission. Moreover, the Complaint contains none of the allegations that would be required under Fed. R. Civ. P. 23.1 and state law to assert a claim for rescission on behalf of the Funds.

Fifth Defense
(Laches, Waiver, Estoppel, Unclean Hands, Ratification, Disclosure,
Assumption of Risk, and/or Consent)

Plaintiffs, by virtue of their voluntary decision to purchase and continue holding shares in

one or more of the Funds, and their subsequent receipt of information concerning the

performance, fee schedules, and total expense ratios of the Funds over the course of time, were

fully informed of all material facts pertaining to PI's receipt of compensation paid on behalf of

the Funds for services provided to the Funds. While thus fully informed, Plaintiffs expressed

their satisfaction with their investments by retaining their shares in the Funds. Plaintiffs' claims

are therefore barred in whole or in part by the doctrines of laches, waiver, estoppel, unclean

hands, ratification, disclosure, assumption of risk, and/or consent.

Dated: September 6, 2016   Respectfully Submitted,

/s _____
KRAMON & GRAHAM, P.A.
Geoffrey H. Genth, Bar No. 08735
William J. Harrington, Bar No. 03863
One South Street
Suite 2600
Baltimore, MD 21202
ggenth@kg-law.com
wharrington@kg-law.com
Tel.: (410) 752-6030
Fax: (410) 539-1269

DECHERT LLP
Matthew L. Larrabee (admitted *pro hac vice*)
David A. Kotler (admitted *pro hac vice*)
Deborah Kemi Martin (admitted *pro hac vice*)
Catherine V. Wigglesworth (admitted *pro hac vice*)
1095 Avenue of the Americas
New York, NY 10036-6797
matthew.larrabee@dechert.com
david.kotler@dechert.com
deborahkemi.martin@dechert.com
catherine.wigglesworth@dechert.com
Tel.: (212) 698-3500
Fax: (212) 698-3599

*Attorneys for Defendant Prudential Investments
LLC*